UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 1, 2019, Mr. Bo Lyu, the secretary of the Board of Directors (the “Board”) of Dragon Victory International Limited (the “Company”), a Cayman Islands exempted company with limited liability that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, tendered his resignation as the secretary of the Board, effective immediately. The Board has accepted Mr. Lyu’s resignation. Mr. Lyu’s resignation is due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following Mr. Lyu’s resignation, the Company expects to appoint a replacement secretary of the Board.

On April 1, 2019, Ms. Han Zhang, an independent director and the chairperson of the compensation committee of the Board tendered her resignation as the independent director and the chairperson of the compensation committee of the Board, effective immediately. The Board has accepted Ms. Zhang’s resignation. Ms. Zhang’s resignation is due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following Ms. Zhang’s resignation, the Company expects to nominate a replacement director to the Board and elect a new chairperson for its compensation committee of the Board, in accordance with the terms of its Compensation Committee Charter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: April 4, 2019	By:	/s/ Jianjun Sun
Name: Jianjun Sun
Title: Chief Executive Officer

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